Exhibit 99.1

SatixFy Announces Nine Months 2023 Results

Rehovot, Israel – November 30, 2023 – SatixFy Communications Ltd. (the “Company” or “SatixFy”) (NYSE AMERICAN: SATX), a pioneering force in next-generation satellite communication systems driven by in-house developed chipsets, has released its consolidated financial results for the nine month period ending on September 30, 2023.

Financial Highlights for the Nine Month Period Ended September 30, 2023

•	Total Revenues: $8.9 million, reflecting a 31% increase compared to $6.8 million in the same period in 2022. The increase was primarily driven by increased sales of products.

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Gross Profit: $4.5 million (gross margin of 50.8%), a 21% increase from $3.7 million (gross margin of 56%) in the first nine months of 2022. The increase in gross profit and margin was attributed to increased product sales with slightly lower margins than development services.

•	Operating Loss: $28.1 million, compared with $16.8 million for the same period in 2022. The increase was mainly attributed to higher Research and Development (R&D) costs, as described below.

•	Expenses Breakdown:

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Research and Development (R&D): $25.1 million, compared to $13.3 million in the same period in 2022. This increase in R&D expenses was primarily related to the final design stage of the Company's advanced space-grade chips, encompassing tape-out costs and post-manufacture testing expenses.

•	Selling and Marketing: $1.8 million compared to $1.7 million in the same period in 2022.

•	General and Administrative: $5.6 million compared to $5.5 million in the same period in 2022.

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Finance Expenses: $31.8 million compared to $9.8 million in the same period in 2022. The increase was primarily attributed to a change in the valuation of the Forward Purchase Agreement due to a decrease in the market price of the Company’s ordinary shares, offset by finance income resulting from a similar adjustment in the valuation of Price Adjustment of Shares.

•	Cash and Cash Equivalents: As of September 30, 2023, totalled $6.2 million, compared to $11.9 million as of December 31, 2022.

Management Commentary

Nir Barkan, Acting CEO of SatixFy, commented, “We are happy to show solid revenue growth in the year-to-date versus the same period last year. With upcoming chip releases, we are in active discussions with key potential customers, which we aim to bring to a successful conclusion in the coming quarters. We believe that we offer a compelling value proposition to our customers, which consist of significant potential CAPEX savings, improved communication efficiencies and performance, and reduced satellite size enabling coverage across fewer satellites. We believe we are at a pivotal moment in our industry, given the rapidly growing Low Earth Orbit (LEO) satellite market. We remain committed to continuing our significant investments in R&D in order to maintain our leading edge and advance our satellite communication systems and chipsets.”

Yoav Leibovitch, Executive Chairman of SatixFy, commented on the $60 million agreement with MDA Ltd. which closed at the end of October and included the sale of one of SatixFy's UK subsidiaries, adding, “This strategic move has refocused SatixFy on its core competencies, fortifying a long-term business relationship with a leading satellite developer and providing us with $20 million in advanced payments for cutting-edge space-grade ASICs. We remain focused on fortifying our market-leading position while increasing our sales in both the satellite and ground terminal chipset markets.”

About SatixFy

SatixFy develops end-to-end next-generation satellite space and ground communications systems, including satellite multi beam digital antennas, user terminals and modems, based on powerful chipsets that it develops in house.

SatixFy’s products include modems that feature Software Defined Radio (SDR) and Fully Electronically Steered Multi Beam Antennas (ESMA) that support the advanced communications standard DVB-S2X. SatixFy’s innovative ASICs improve the overall performance of satellite communications systems, reduce the weight and power requirements of terminals and payloads, and save real estate for gateway equipment. SatixFy’s advanced VSATs and multi-beam fully electronically steered antenna arrays are optimized for a variety of mobile applications and services, using LEO, MEO and GEO satellite communications systems, for aero/in-flight connectivity systems, high-end communications-on-the-move applications, and more.

SatixFy is headquartered in Rehovot, Israel with additional offices in the UK, US and Bulgaria.

For more information, please refer to www.SatixFy.com.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to substantial risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to a variety of factors, including, but not limited to, those identified under the section titled “Item 3. Key Information — D. Risk Factors” in our Annual Report on Form 20-F, filed with the Securities and Exchange Commission (the “SEC”) on May 1, 2023 (the “20-F”), and SatixFy’s other filings with the SEC from time to time. These risks and uncertainties include, but are not limited to, the following: the NYSE American LLC (the “NYSE American”) may delist the Company’s ordinary shares if it does not accept the Company’s plan to regain compliance with the listing standards in connection with its written notice of noncompliance delivered to the Company, if the Company does not make progress according to that plan or if the plan fails to achieve its intended result; the issuance of the notice of noncompliance by the NYSE American may result in negative publicity and a loss of investor confidence in the Company’s stock and the Company’s share price may decline and/or there may volatility or a lack of trading in the Company’s stock; SatixFy has limited capital currently available and will need to raise additional capital in the future to fund its operations and develop its technology and chips and satellite communications systems; SatixFy may be unable to raise sufficient capital on favorable or acceptable terms, if at all, and make the necessary investments in technology development; the risk that SatixFy will not be successful in making chip releases or that such releases will be delayed; the risk that SatixFy will not be able to make sufficient investments in order to maintain its leading edge and advance its satellite communication systems and chipsets; the risk that SatixFy will not be able to expand its sales; the risk that some or all of the expected benefits of the transaction between the Company and MDA Ltd. (“MDA”) will not be achieved; the risks associated with the potential loss of revenue resulting from the sale of SatixFy Space Systems UK Ltd. (“SatixFy Space Systems”) to MDA; the risk that, as a result of the sale of SatixFy Space Systems and the commercial agreements with MDA and its affiliates, SatixFy will be unable to perform its contractual commitments to MDA and its affiliates, which could result in, among other things, limitations on its ability to use or dispose of its intellectual property related to its Prime2 and Sx4000 space grade chips and/or the obligation to repay to MDA significant amounts advanced by MDA; the risk that the transaction with MDA will not give SatixFy a significant competitive advantage or open up its products to broader markets or new customers; the risk that the transaction with MDA will not to lead to increased collaboration between MDA and SatixFy; the risk that the transaction will not represent a strong step forward in the commercialization of SatixFy’s technology or increase SatixFy’s chipset sale into satellite digital payloads and the risk that SatixFy will not expand its ground terminals and chipset offering to the satellite communication markets or will fail to successfully obtain its expected volume of orders in the timeframe it expects, or at all; the risk that Satixfy may not be able to commercialize its products as anticipated and achieve the anticipated benefits for its customers; and SatixFy is an early stage company with a history of losses, has generated less revenues than its prior projections, and has not demonstrated a sustained ability to generate predictable revenues or cash flows and may not generate revenue as expected.

Contacts

Investor Contact:
Kenny Green & Ehud Helft, EK Global IR, satixfy@ekglobal.com

Media Contact:
Helena Itzhak / Aviv Sax Nahamoni, info@satixfy.com